SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6th 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 6, 2007 relating to the date of board meeting of the Company.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: November 6th, 2007

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

DATE OF BOARD MEETING

City Telecom (H.K.) Limited (“the Company”) hereby announces that a meeting of the Board of Directors of the Company will be held on Thursday, 22nd November 2007 at 10:00 a.m. for the purpose of, among other matters, considering and approving the release of the final results announcement of the Company for the year ended 31st August 2007.

By Order of the Board
City Telecom (H.K.) Limited
Tai Kwok Hung
Company Secretary

Hong Kong, 6th November 2007

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.